ZI CORPORATION

INSTRUMENT OF PROXY

THIS INSTRUMENT OF PROXY IS SOLICITED BY THE BOARD OF DIRECTORS AND MANAGEMENT AND WILL BE USED AT THE SPECIAL MEETING OF COMMON SHAREHOLDERS

The undersigned, being a common shareholder of Zi Corporation (the "Corporation"), hereby nominates, constitutes and appoints Milos Djokovic, President and Chief Executive Officer and a director of the Corporation, or failing him, Blair Mullin, Chief Financial Officer of the Corporation, or in the place and stead of the foregoing, __________________________________, the true and lawful attorney and proxy of the undersigned to attend, to act and vote in respect of the common shares held by the undersigned at the special meeting of the common shareholders of the Corporation to be held on April 9, 2009, and any adjournment thereof. The undersigned hereby instructs said proxy to vote the common shares represented by this instrument of proxy on the matter set forth below, which is detailed in the information circular of the Corporation dated March 12, 2009 (the "Information Circular"), as may be amended, updated, revised or supplemented in accordance with the terms of the arrangement agreement dated February 26, 2009 among the Corporation, Nuance Communications, Inc. and Nuance Acquisition ULC.

  FOR ☐ or AGAINST ☐ (and, if no specification is made, FOR) passing a special resolution authorizing, approving and adopting, among other things, the arrangement under section 193 of the Business Corporations Act (Alberta) involving the acquisition by Nuance Communications, Inc. and Nuance Acquisition ULC of all the outstanding common shares of the Corporation, in the form attached as Appendix A to the Information Circular.

DATED this ___ day of _______________, 2009.

(Signature of Shareholder)

(Name of Shareholder)

Where a choice in respect to any matter to be acted upon is specified in this instrument of proxy, the common shares represented by this instrument of proxy will be voted in accordance with such specifications. If no designation in favour of or against any matter set out above is made, the management designees, if named as proxy, will vote FOR the matter set out herein. This instrument of proxy confers discretionary authority upon the management designees or other persons named as proxy with respect to any amendment or variation of any of the proposals set out above or other matters which may properly come before the meeting.

IMPORTANT - SEE REVERSE

Instructions

The proxy should be read in conjunction with the accompanying Information Circular.

If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.) then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual, you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

The proxy should be signed in the exact manner as the name appears on the proxy.

To be valid, this instrument of proxy must be received by the Registrar and Transfer Agent of the Corporation, Olympia Trust Company, 2300, 125-9th Avenue SE, Calgary, Alberta T2G 0P6, by 4:30 p.m. (Calgary time) on the second last business day prior to the meeting or any adjournment thereof. The Chairman of the meeting will have the discretion but is not obligated to accept instruments of proxy which are deposited with Olympia Trust Company or with the Chairman of the meeting after 4:30 p.m. (Calgary time) on the second last business day prior to the meeting or any adjournment thereof.

A common shareholder has the right to appoint a person or company (who need not be a shareholder), to attend and act for him on his behalf at the meeting other than the persons designated above. To exercise this right, the shareholder may insert the name of the desired person or company in the blank space provided in this instrument of proxy and strike out the other names or may submit another appropriate instrument of proxy.

This instrument of proxy when mailed by the Corporation is undated. In the event that same is not dated when returned by the shareholder, then same shall be deemed to be dated as of the date that same was mailed by the Corporation.

The notice of amendments, updates, revisions or supplements to the Information Circular may be communicated to shareholders of Zi by, among other methods authorized by the Interim Order attached as Appendix C to the Information Circular, press release or newspaper advertisement.